
August 9, 2011

By U.S. Mail and facsimile 713-621-6919

James J. Kohn
Chief Financial Officer
Nevada Gold & Casinos, Inc.
50 Briar Hollow Lane, Suite 500 West
Houston, TX 77027

Re: Nevada Gold & Casinos, Inc. ("the company")
        File No.: 001-15517

Dear Mr. Kohn:

In your letter dated August 2, 2011, you requested that the staff waive the requirement to provide the December 31, 2008 financial statements of a business acquired on July 23, 2010.   The company erroneously calculated the significance test at the 20-40% level and filed audited financial statements for the business acquired only for the year ended December 31, 2009.   However, the acquisition was significant over 40% under the income test and required two years of audited financial statements of the business acquired.

The staff is unable to grant the company's request. We will neither declare effective any registration statements or post-effective amendments, nor consider compliant any proxy or other filing that require the company's financial statements, until the company files the required financial statements and pro forma information. The company's filings would also be considered not timely filed for purposes of Form S-3.

In addition, the company would not be able to make offerings under effective registration statements or under Rules 505 or 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation until you file the required financial statements. This restriction does not apply to:

- Offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;
- Dividend or interest reinvestment plans;
- Employee benefit plans;
- Transaction involving secondary offerings; or
- Sales of securities under Rule 144.

The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant